Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

October 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Vanessa Robertson

      Mary Mast

      Joshua Gorsky

      Jason Drory

Re: Abivax SA

Registration Statement on Form F-1

Filed on September 29, 2023

File No. 333-274780

Ladies and Gentlemen:

On behalf of Abivax SA (the “Company”), we are providing this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated October 5, 2023 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-1, filed on September 29, 2023 (the “Registration Statement”).

In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with this response letter, which reflects changes made in response to the comment contained in the Comment Letter.

The numbering of the paragraph below corresponds to the numbering of the comment contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-1 filed September 29, 2023

Dilution, page 86

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

October 16, 2023

Page Two

1.	Please explain why you did not deduct goodwill from total assets to calculate net tangible book value per share as of June 30, 2023.

In response to the Staff’s comment, the Company has updated its disclosure on page 88 to deduct goodwill from total assets to calculate net tangible book value per share as of June 30, 2023.

* * * *

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Marc Recht of Cooley LLP at (617) 937-2316, Ryan Sansom of Cooley LLP at (617) 937-2335 or Denny Won of Cooley LLP at (415) 693-2032.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Marc de Garidel, Abivax SA

Didier Blondel, Abivax SA

Marc Recht, Cooley LLP

Ryan Sansom, Cooley LLP

Denny Won, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com